Mail Stop 3561						February 24, 2006

David Nunn, President
Fortune Oil & Gas, Inc.
305-1657 Martin Drive White Rock, British Columbia
Canada V4A-6E7

	Re: 	Fortune Oil & Gas, Inc.
		Amendment No. 3 to Form 10-SB
		Filed February 8, 2006
		File No. 0-51484

Dear Mr. Nunn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form 10-SB

Item 2. Management`s Discussion of Analysis or Plan of Operation, page 18

Liquidity and Capital Resources, page 28

1. Your current disclosure indicates that your cash and cash equivalents, prepaid joint venture operating expenses, and the anticipated sale of your buoy mooring system are sufficient to meet your cash call requirements in the near term.  Your response to prior
comment 1 indicates that your cash requirements included your substantial short-term obligations that existed as of December 31, 2004 and September 30, 2005. Your response to prior comment 1 also indicates that your plan is that prior liabilities, those in existence at December 31, 2004, would be extinguished from your
portion of production once it is achieved.   Please state and
disclose definitively whether or not your liquidity and capital resources, absent any proceeds from production, at December 31, 2004 and September 30, 2005 were sufficient to meet your substantial short-term obligations including accounts payable and VAT taxes due.
Our assumption is that if you had the
necessary liquidity and capital resources, as you have indicated, you would have paid the outstanding short-term obligations and avoided the possibility of dilution of your interest in Bawean PSC.
Please
indicate how you determined that you had the necessary liquidity at
September 30, 2005 to meet your short-term existing and ongoing obligations. For example, if you expected that the additional financing from current investors and/or proceeds from the sale of your buoy mooring system would provide the necessary liquidity, please disclose these expectations. In doing so, please provide the estimated expected financing and/or proceeds to be received from each source and disclose the related timeframe. Alternatively, if you did not have the necessary liquidity and capital resources to meet your substantial short-term obligations, absent potential proceeds from production, please revise your current disclosure to indicate such.
In either event, please provide relevant disclosure regarding your plan to avoid the related dilution of your interest in Bawean PSC and disclose your sources of liquidity, absent proceeds from production, to repay CRC for their payment of your debts.
Part III Item 2.  Description of Exhibits, page F-34

2. Please file the dilution and carried interest agreement and the notice of dilution from CRC as exhibits.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-
3337.
Any other questions may be directed to me at (202) 551-3716.

Sincerely,



William Choi
Accounting Branch Chief

Cc:	Jennifer A. Post, Esq.
	Richardson & Patel LLP
	Fax:  (310) 208-1154



David Nunn, President
Fortune Oil & Gas, Inc.
February 24, 2006
Page 1